Filed Pursuant to Rule 433
Registration Statement No. 333-202821

DRYSHIPS INC. ENTERS INTO $226.4 MILLION COMMON STOCK PURCHASE AGREEMENT WITH KALANI INVESTMENTS LIMITED AND ANNOUNCES THE ACQUISITION OF SIX VESSELS

April 3, 2017, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the "Company"), a diversified owner of ocean going cargo vessels, announced today that it has entered into an agreement with Kalani Investments Limited ("Kalani"), an entity that is not affiliated with the Company. Under the agreement the Company may sell up to $226.4 million of its common stock to Kalani over a period of 24 months, subject to certain limitations. Proceeds from any sales of common stock will be used for general corporate purposes.
Kalani has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company has agreed to issue up to $1.5 million of its common stock to Kalani as a commitment fee. No warrants, derivatives, or other share classes are associated with this agreement.
In addition, the Company has entered into agreements to acquire six vessels for a total gross price of $268 million. These vessels are comprised of one Aframax tanker built in 2012, three Kamsarmax drybulk vessels, one currently under construction and two built in 2014, and two very large gas carriers ("VLGCs") currently under construction pursuant to the previously announced "zero cost" option agreement. The Aframax and the two second-hand Kamsarmaxes are expected to be delivered in the second quarter of 2017, the newbuilding re-sale Kamsarmax in the third quarter of 2017 and the two VLGCs before the end of the year. The purchase of the two second-hand Kamsarmaxes is conditional on the Company's physical inspection and acceptance of the vessels. All the vessels are expected to be employed in the spot market except for the two VLGCs that will be employed under ten year charters with a major oil trader with total contracted backlog of about $208 million. All of the vessels are being acquired from unaffiliated third parties with the exception of the two VLGCs, which will be acquired from entities that are affiliated with the Company's Chairman and CEO, Mr. George Economou . The acquisition of the VLGCs was approved by the independent directors of the Company based on third party broker valuations. The Company expects that these acquisitions will be financed by cash on hand, the available liquidity under the senior secured credit facility with Sifnos Shareholders Inc., an entity affiliated with Mr. Economou, and new bank debt.
On an annual basis, assuming all the vessels we have agreed to acquire have been delivered, that vessels employed in the spot market are fully utilized and earn $16,000 per day for Newcastlemaxes, $12,000 per day for Kamsarmaxes, $10,000 per day for Panamaxes, $18,000 per day for Aframaxes and $30,000 per day for very large crude carriers ("VLCCs") and that the rest of the vessels in the Company's fleet that are employed under time charters earn their respective fixed rate, we expect the Company's fleet will generate EBITDA of approximately $70 million.
Mr. Economou, the Company's Chairman and Chief Executive Officer commented:
"We are very pleased to announce the acquisition of six more vessels since the beginning of our transformation project that started at the end of last year. In the last three months, we have acquired a total of fourteen vessels with an average age of two years, for a total cost of approximately $662 million. We have been able to deploy all of the $400 million of fresh capital raised in a very short time frame taking advantage of historically low prices to diversify our portfolio of vessels and re-build our fleet's earning capacity that will underpin our recently announced dividend policy. With this latest capital raise we will be closing the first cycle of acquisitions for DRYS and we will continue to scour the various shipping segments for further opportunities as they arise."
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-202821), including a base prospectus, relating to the securities being offered has been filed with the U.S. Securities and Exchange Commission ("SEC") and declared effective. A prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from DryShips Inc., 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece, Attention: Investor Relations.
About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) four Newcastlemax drybulk vessels; (iii) three Kamsarmax drybulk vessels, two second-hand vessels expected to be delivered in the second quarter of 2017 and one newbuilding expected to be delivered in the third quarter of 2017; (iv) one very large crude carrier, which is expected to be delivered in the second quarter of 2017; (v) one Aframax tanker newbuilding and one Aframax second-hand tanker, both of which are expected to be delivered in the second quarter of 2017; (vi) four VLGC newbuildings, two of which are expected to be delivered in June and September 2017 and the other two before the end of 2017; and (vii) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels.
The Company's common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events, including the offering of common stock and financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the price and trading volume for the Company's common stock, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure financing for acquisitions or capital expenditures or refinancing for existing indebtedness on acceptable terms or at all, defaults or contract terminations by one or more charterers of the Company's vessels, changes in demand for drybulk, oil or liquefied petroleum gas commodities, oil, liquefied petroleum gas or offshore support services, changes in charter rates that may affect the willingness of time charterers to complete their charters or cause time charterers to seek to renegotiate charters, scheduled and unscheduled drydocking, changes in the Company's voyage and operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to this offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from DryShips Inc., 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece, Attention: Investor Relations.